INDIVIDUAL RETIREMENT ACCOUNT DISCLOSURE STATEMENT

     The following information is provided to you in accordance with the requirements of the Internal Revenue Code (the "Code") and Treasury regulations and should be reviewed in conjunction with the Individual Retirement Custodial Account Agreement (the "Custodial Agreement"), the Application for your IRA (the "Application"), and the prospectus for the mutual funds of The Omni Investment Fund that are allowable investments for your IRA. The provisions of the Custodial Agreement, Application and prospectus govern in any instance were the Disclosure, Statement is incomplete or appears to conflict. This Disclosure Statement reflects the provisions of the Internal Revenue Code in effect on January 1, 1993. This Disclosure Statement provides a nontechnical summary of the law. Please consult with your tax advisor for more complete information and refer to IRS Publication 590.

I.  IRA STATUTORY REQUIREMENTS

    An IRA is a trust or custodial account established for the exclusive benefit of you and your beneficiaries. Current law requires that your IRA agreement be in writing and that it meet the following requirements:

         1. All contributions must be in cash and, for any taxable year, cannot exceed 100% of your compensation or $2,000, whichever is less, unless the contribution is a rollover contribution or an employer contribution to a simplified employee pension plan ("SEP").

         2. The custodian or trustee must be a bank or other institution or person that is approved by the Internal Revenue Service to administer your IRA in accordance with current tax laws.

         3. None of your IRA assets may be invested in life insurance contracts or commingled with the assets of other people except in a common trust fund or common investment fund.

         4.  Your Interest in your IRA account is nonforfeitable.

         5. Distribution from your IRA must be in accordance with certain minimum distribution rules, which are explained in Section VII below.

II.  RIGHT TO REVOKE

    You may revoke your IRA at any time within seven days of the time your Application is signed. To revoke your IRA, mail or deliver a written notice stating "I hereby elect to revoke my The Omni Investment Fund IRA." Sign your name exactly as it appears on your Application, include your social security number, and mail the notice to:
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                               DST Systems Inc.
                         c/o The Omni Investment Fund
                               P.O. Box 419958
                            Kansas City, MO 64141

or send by overnight delivery to:

                               DST Systems Inc.
                        c/o The Omni Investment Fund
                             210 West 10th Street
                                   7th Floor
                             Kansas City, MO 64105

    Your notice will be considered mailed on the date of postmark, or the date of certification or registration if it is sent by certified or registered mail.

    When IFTC receives the proper notice of revocation, you will be entitled to a refund of your full IRA contribution, without any adjustment for expenses or market fluctuations. If you have any questions concerning your right of revocation, please call 1-800-435-1768 during regular business hours.

III.  ELIGIBILITY

    You may make regular contributions to an IRA if you receive compensation from employment, earnings as from self-employment or alimony, and you have not reached age 70 1/2 by the end of the tax year for which the contribution is made. In addition, if you are married and file a joint tax return, you may make contributions to an IRA for your spouse whether or not your spouse receives compensation. You may make a rollover contribution to an IRA if you have received an eligible rollover distribution from a qualified retirement plan or tax-sheltered annuity or an eligible distribution from another IRA and elect rollover treatment within 60 days. You may also make a trustee-to-trustee transfer from another IRA. Finally, your employer may contribute to your IRA, and if your employer sponsors a simplified employee pension ("SEP"), your employer can make contributions to a SEP/IRA on your behalf.

IV.  CONTRIBUTIONS

     A.  REGULAR CONTRIBUTIONS

         You may contribute each year up to $2,000 or 100 percent of your compensation, whichever is less, to your IRA. If you also establish a spousal
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IRA for your spouse, you may contribute up to $2,250 or 100 percent of your compensation, if less, which may be split between the two IRA's as you choose, provided that no more than $2,000 may be contributed to either your IRA or the spousal IRA. If your spouse has compensation in excess of $250, you and your spouse can make a larger total contribution if you each contribute to a regular IRA. If your employer contributes to your IRA, the contribution is treated as compensation paid to you, whether or not the contribution is deductible, unless the contribution is made under a SEP (see below). Compensation for these purposes means wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered. It includes earned income from self employment and alimony or separate maintenance payments includable in income. It does not include pension or annuity payments or deferred compensation.

     B.  TIME FOR MAKING REGULAR CONTRIBUTIONS

         You may make regular contributions to your IRA and/or your spousal IRA anytime during a year, up to and including the due date for filing your tax return for the year (without extensions). No regular contributions may be made, to an IRA for the calendar year in which you reach age 70 1/2 or later years. No regular contributions to a spousal IRA may be made for years in which your spouse is age 70 1/2 or older.

     C.  DEDUCTIBILITY

         Regular IRA contributions are fully deductible unless you or your spouse are active participants in a tax-qualified plan of an employer. If you or your spouse are active participants in such a plan, then your allowable deduction for regular IRA contributions is reduced or eliminated if your Adjusted Gross Income ("AGI") exceeds certain levels. (If you file separately and arc married but live apart from your spouse at all times during the year, you will be considered to be single when applying the following rules regarding deduction limitations.) The deductible amount is determined as follows:

            1. If you (and your spouse) are not active participants in a tax-qualified plan, any contribution up to the maximum amount is deductible.

            2. If you (or your spouse) art an active participant in a tax-qualified plan, AND

                (a) your AGI is $25,000 or less ($40,000 for a married couple filing a joint return and $0 for a married person filing separately), any contribution up to the maximum amount is deductible;

                (b) your AGI is $35,000 or more ($50,000 for a married couple filing a joint return and $10,000 for a married person filing separately), no IRA contribution is deductible;

                (c) your AGI is between $25,000 and $35,000 ($40,000 and
$50,000 for a married couple filing a joint return and $0 to $ 10,000 for a married person filing separately), the, deductible amount is reduced. In the
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case of a regular IRA, the reduction is $0.20 for each $1.00 of AGI over
$25,000 ($40,000 for a married couple filing a joint return and $0 for a married person filing separately). For a spousal IRA, the reduction is $0.225 for each $1.00 of AGI over $40,000 if filing jointly. The limit will not be reduced below $200 unless it is eliminated entirely.

     To the extent that the deductibility of IRA contributions is reduced or eliminated, then nondeductible contributions may be made to your MIA.
Earnings on all IRA contributions, whether or not the contributions themselves are deductible, are tax-deferred until receipt. You must designate the amount of nondeductible IRA contributions when filing your tax return for the year. If you overstate the amount of your nondeductible contributions you must pay a $100 penalty, unless you can show that such overstatement was due to reasonable cause. If you fail to report nondeductible IRA contributions you will be subject to a $50 penalty, unless your failure was due to reasonable cause.

        D.  ROLLOVER CONTRIBUTIONS

            1. AMOUNTS ELIGIBLE FOR ROLLOVER FROM PLANS AND TAX-SHELTERED ANNUITIES

            You may make a rollover contribution to your IRA of an "eligible rollover distribution" from an employer tax-qualified plan (an "employer plan") or a tax-sheltered annuity (including a 403(b)(7) account). The administrator of the employer plan or the payor of a distribution from the tax-sheltered annuity should be able to tell you what portion of your payment is an eligible rollover distribution. The following types of payments cannot be rolled over:

            NON-TAXABLE PAYMENTS. In general, only the "taxable portion" of your payment is an eligible rollover distribution. If you have made "after-ax" employee contributions to the plan or annuity, these contributions will be nontaxable when they are paid to you, and they cannot be rolled over. (After-ax employee contributions generally are contributions you made from your own pay that were already taxed.)

            PAYMENTS SPREAD OVER LONG PERIODS. You cannot roll over a payment if it is part of a series of equal (or almost equal) payments that are made at least once a year and that will last for your lifetime (or your life expectancy), or

            your lifetime and your beneficiary's lifetime (or lift expectancies), or
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            a period of ten years or more.

            REQUIRED MINIMUM PAYMENTS. Beginning in the year you reach age 70 1/2, a certain portion of your payment cannot be rolled (or transferred) over because it is a "required minimum payment" that must be paid to you.

            2.  DIRECT ROLLOVER

           You can choose a direct rollover of all or any portion of your payment from an employer plan or a tax-sheltered annuity that is an "eligible rollover distribution," as described above. In a direct rollover, the eligible rollover distribution is paid directly from the plan or tax-sheltered annuity to your IRA. If you choose a direct rollover, you are not taxed on a payment until you later take it out of the IRA.

            3.  ROLLOVER OF PLAN PAYMENTS PAID TO YOU

           A payment to you of an eligible rollover distribution from an employer plan or tax-sheltered annuity is taxed in the year you receive it unless, within 60 days, you roll it over to an IRA (or another plan that accepts rollovers). If you do not roll it over, special tax rules may apply. If any portion of the payment to you is an eligible rollover distribution, the payor is required by law to withhold 20 percent of that amount. This amount is sent to the IRS as income tax withholding.

           SIXTY-DAY ROLLOVER OPTION. If you have an eligible rollover distribution paid to you, you can still decide to roll over all or part of it to an IRA (or another employer plan that accepts rollovers). If you decide to roll over, you must make the rollover within 60 days after you receive the payment. The portion of your payment that is rolled over will not be taxed until you take it out of the IRA (or the employer plan).

            You can roll over up to 100 percent of the eligible rollover distribution, including an amount equal to the 20 percent that was withheld. If you choose to roll over 100 percent, you must find other money within the 60-day period to contribute to the IRA or the employer plan to replace the 20 percent that was withheld. (On the other hand, if you roll over only the 80 percent that you received, you will be taxed on the 20 percent that was withheld.)

            See the Special Tax Notice Regarding Plan Payments, that must be provided by the plan administrator or payor of your employer plan or tax-sheltered annuity, for additional information on the rules governing rollover and taxation of plan distributions, or consult your tax advisor for more details.

            You should maintain a separate, IRA account for any rollovers of funds from an employer plan if you want to preserve your ability to later roll over these funds and earnings into another employer plan. Similarly, you should maintain a separate account for any rollover of funds from a tax-sheltered annuity.

          You can make a rollover from a tax-qualified plan of your spouse's employer if you received all or a part of your spouse's share as a result of his or her death. A spouse or former spouse who is a recipient of a distribution made under a qualified domestic relations order may roll over all or part of the distribution.

          Because complex rules apply to distributions and rollovers of payments from employer plans and tax-sheltered annuities, you should seek competent tax advice whenever you contemplate receiving a distribution from a qualified plan or tax-sheltered annuity or an IRA funded by a rollover from a qualified plan or tax-sheltered annuity.

          4.  ROLLOVERS FROM OTHER IRAS

              You may also make a rollover contribution of amounts held in another IRA. There are no limits on the amount of rollover contributions made to an IRA from another IRA, except you may not roll over (or transfer) the required minimum amount (described in VII.D.). However, the distribution from the first IRA must be rolled over within 60 days of receipt and no more than one distribution per year from an IRA may be rolled over into another IRA.

           5.  TAX-DEFERRAL ON IRA ROLLOVER OR TRUSTEE-TO-TRUSTEE TRANSFER

               An effective rollover allows you to postpone paying taxes on the amount distributed from an employer plan, tax-sheltered annuity or IRA until it is withdrawn from the recipient IRA. You do not report the distribution as income and you do not take a deduction for the rollover contribution. Earnings on your rollover IRA are tax-deferred until receipt. (Similarly, a trustee-to-trustee transfer is not treated as a distribution and the amount transferred and earnings are tax-deferred until receipt.)

       E.  SEP CONTRIBUTIONS

           If your employer has established a simplified employee pension ("SEP"), your employer may make contributions to your SEP/IRA. If the SEP contains a salary reduction arrangement you may elect to reduce your salary by up to the lesser of 15 percent of compensation or $7,000 (indexed annually); and have that amount contributed to your SEP/IRA. The maximum SEP contribution, including salary reduction amounts and employer contributions, is the lesser of 15 percent of eligible compensation or $30,000. SEP contributions are not included in your taxable income.

V.  EXCESS CONTRIBUTIONS

    Amounts contributed to an IRA which exceed the maximum allowable contribution are treated as "excess contributions" and are subject to a nondeductible 6 percent penalty tax for each year in which the excess remains in the IRA. Excess contributions may be corrected and the 6 percent penalty tax avoided by withdrawal of the excess and any earnings thereon BEFORE THE DUE DATE (including extensions) of the tax return for the tax year for which the excess contribution was made. No deduction may be taken for the excess contributions and the earnings must be included in taxable income for the year the contribution was made. The earnings withdrawn may be subject to a 10 percent premature distribution tax if you are under age 59 1/2. See Section VII.B.

       An excess contribution may be withdrawn AFTER THE DUE DATE of the tax return (including extensions) with the following consequences:

            (a) If your total contribution for the tax year the excess contribution was made is $2,250 or less (or below the limit of your employer's SEP contribution), the excess contribution may be withdrawn without being included in income or being subject to the 10 percent premature distribution tax. No deduction may be taken for the excess contribution. Any earnings withdrawn will be included in income and may be subject to the premature distribution tax.

            (b) If your total contribution for the tax year in which the excess contribution was made exceeds $2,250 (or, if higher, the limit of your employer's SEP contribution), any excess contribution and any earnings on the excess withdrawn after the due date for tax filing (including extensions), will be includable in income in the year received and will be subject to any 10 percent premature distribution tax that may apply. Additionally, no deduction may be taken for the excess contribution for the year in which it is made.

             (c) Any excess contribution withdrawn after the due date for the tax filing (including extensions) for the year for which the contribution was made is subject to the 6 percent penalty tax on the amount of the excess contribution for the taxable year in which made and each tax year that it is still in your IRA at the end of the year.

              You may also correct an excess contribution to your IRA by treating the excess amount as contributed to your IRA in a subsequent year to the extent that the excess, when aggregated with your IRA contribution (if any) for the subsequent year, does not exceed the maximum amount for that year. You may be entitled to a deduction for the amount of the excess contribution that is applied in the subsequent year.

VI.  INVESTMENT OF ACCOUNT AND FINANCIAL DISCLOSURE

     The assets in your IRA will be invested by IFTC in mutual fund shares of The Omni Investment Fund in accordance with your instructions and Article VIII, paragraphs [2] and [10] of the Custodial Agreement.

    Growth in the value of your IRA cannot be Guaranteed or projected. However, the income and operating expenses of each allowable investment that you select for your IRA will affect the value of its shares and, therefore, the value of your IRA. The Omni Investment Fund prospectus for such shares contains information regarding current income and expenses of each of these investments. Reasonable fees and other expenses of maintaining your IRA may be charged to you or your IRA. The current annual Custodian's fee is set forth in the Application. A new fee may be substituted from time to time as provided in paragraph [7] of Article VIII of the Custodial Agreement.

VII.  DISTRIBUTIONS
      A.  TAXATION OF DISTRIBUTION AS ORDINARY INCOME

          In general, you must include distributions from your IRA in your gross income for the year in which the distributions are received. There is a 10 percent additional income tax assessed against premature distributions to the extent such distributions are includable in income, as described in B. below.

          You may exclude from your income that portion of a distribution that constitutes a return of your properly reported nondeductible, contributions. The amount of the distribution excludable from income is the portion that bears the same ratio to the total distribution that your aggregate nondeductible contributions (not distributed in prior years) bear to the balance at the end of the year (calculated after adding back distributions made during the year) of your IRA. For this purpose, all of your IRAs are treated as a single IRA, and all distributions from an IRA during a taxable year are to be treated as one distribution.

           In addition, your gross income does not include any distribution from an IRA that is properly rolled over. Except as provided in D. below, you may roll over all or any part of property received in a distribution of assets, within 60 days of receipt, into another IRA or individual retirement annuity, and maintain the tax-deferred status of such assets. A rollover from one IRA to another may be made once every twelve months. Also, certain qualifying distributions which were rolled over into an IRA from employer tax-qualified plans may be rolled over into another employer tax-qualified plan. (You should seek competent tax advice regarding these rollovers.)

          As explained in Section V, certain distributions of excess contributions are not included in income. In addition, IRA contributions for a taxable year which do not exceed the contribution limits for such year may also be withdrawn without being included in income or being subject to a 10 percent premature distribution tax, as long as such contributions and earnings thereon are withdrawn prior to the due date (including extensions) of your federal income tax return for the tax year for which the contribution was made. The earnings withdrawn must be included in taxable income for the year in which the contribution was made and may be subject to the 10 percent premature distribution tax.

          B.  TAX ON PREMATURE DISTRIBUTIONS

          To the extent they are included in income, distributions from your IRA made before you reach age 59 1/2 will be subject to a 10 percent nondeductible penalty tax (in addition to being taxable as ordinary income) unless the distribution is made on account of your death or disability, or the distribution is one of a scheduled series of payments over your life expectancy or the joint life expectancies of you and your beneficiary.

          C.  TAX ON EXCESS DISTRIBUTIONS

          There is a 15 percent excise tax assessed against annual distributions from tax-favored retirement plans, including IRAs, which exceed the greater of $150,000 or $112,500 (indexed annually). To determine whether you have distributions in excess of this limit, you must aggregate the amounts of all distributions received by you during the calendar year from all retirement plans, including IRAs. If you have account balances or accrued benefits equal to at least $562,500 as of August 1, 1986, you may have a portion of the excess distributions exempted from the 15 percent additional tax. Please consult with your tax advisor for more complete information, including the availability of favorable elections.

           D.  REQUIRED MINIMUM DISTRIBUTIONS

               1.  DURING YOUR LIFE

           The minimum distribution rules require that for your 70 1/2 year," and each year thereafter, you must make withdrawals from your IRA accounts that are at least equal to the "minimum distribution." Your 70 1/2 year is the calendar year that contains the date six months after your 70th birthday.

           Generally, you must withdraw an amount at least equal to the minimum distribution by December 31 of each year. However, for your 70 1/2 year, you may wait to withdraw the minimum distribution until April 1 of the following year. (This means that if you wait to make your withdrawal for the 70 1/2 year until April 1 of the following year, your total withdrawal in that year must equal the minimum distributions for two years - a withdrawal by April 1 that is equal to the minimum distribution for the 70 1/2 year and a second withdrawal by December 31 that is equal to the minimum distribution for that year. In each year thereafter, you must withdraw the minimum distribution for the year by December 31.)

            The amount of the minimum distribution is usually determined by dividing the account balance of your IRA, as of December 31 of the prior year, by a divisor (determined by Internal Revenue Service actuarial tables) that is based on your lift expectancy or the joint life and last survivor expectancy for you and your beneficiary. See Article IV of the Custodial Agreement for a more detailed explanation of how to calculate the minimum distribution. The distributions must also satisfy the minimum distribution incidental benefit rule, which generally will require distributions over a period less than the joint and last survivor expectancy of you and your designated beneficiary unless your beneficiary is your spouse or is no more than ten years younger than you. The IRS provides tables for determining the distribution needed to satisfy incidental benefit retirements.

           The minimum distribution required must be calculated separately for each IRA you own, but the amounts so determined may be totaled and taken from any one or more of your IRAs.

           You will be subject to a 50 percent excise tax on the amount by which the distribution you actually received in any year falls short of the minimum distribution required for the year.

            You may take your distribution in:

            -    a lump sum;

            - equal or substantially equal payments over a specified period no longer than your lift expectancy or the joint life and last survivor expectancy of you and your designated beneficiary.

           Also, as described in Section VII.A., you may roll over your lump sum distribution to purchase an individual retirement annuity payable in equal or substantially equal payments over your lift or the joint and last survivor lives of you and your designated beneficiary. (See Article IV and Article VIII, paragraph 4, of the Custodial Agreement and IRS Publication 590 for a full description of permissible distribution methods.)

             2.  AFTER YOUR DEATH

         If you die before you reach age 70 1/2, distribution must be made to your beneficiary by December 31 of the fifth year following the year of your death unless, by December 31 of the year following your death, your beneficiary begins receiving distributions over a period not extending beyond your beneficiary's life expectancy. When your beneficiary is your spouse, however, distributions can be postponed until December 31 of the year in which you would have reached age 70 1/2, at which time your spouse must take them over a period not extending a beyond his or her life expectancy. See Article, IV of the Custodial Agreement and IRA Publication 590 for a more detailed explanation of how to calculate the minimum distribution.

          If you die after your required beginning date, the balance in the Custodial Account must continue to be paid at least as rapidly as under the method of payment being used prior to your death.

         If your beneficiary is your spouse, your beneficiary can elect to treat your IRA as his or her own IRA.

         The minimum distribution required must be calculated separately for each IRA, but the amounts so determined may be totaled and taken from any one or more IRAs.

         A payee is subject to a 50 percent excise tax on the amount by which a distribution for the year falls short of the minimum distribution required.

         Your beneficiary may take his or her distribution in:

         -   a lump sum;

         - equal or substantially equal payments over a specified period no longer than his or her life expectancy.

        Also, as described in Section VII.A., a spousal beneficiary may roll over a lump sum distribution to purchase an individual retirement annuity payable in equal or substantially equal payments over his or her life expectancy. (Set Article IV and Article VIII, paragraph 4, of the Custodial Agreement and IRS Publication 590 for a full description of permissible distribution methods.)

              3. FURTHER INFORMATION. This explanation only summarizes the minimum distribution rules. Other rules and exceptions may apply to you that are not discussed in this summary, including rules which, in some cases, would prevent you from using certain options described above. You should consult your personal tax advisor or IRS Publication 590 for more detailed information.

VIII.  LOSS OF TAX-EXEMPT STATUS OF IRA

      If you engage in any of the prohibited transactions listed in Section 4975 of the Code (such as any sale, exchange, or leasing of any property between you and your IRA) or if you take a loan from your IRA, your account will be disqualified and the entire balance of your account will be treated as if it had been distributed to you as of the first day of the year in which the prohibited transaction occurred. The fair market value of your IRA will be included in income in the year the prohibited transaction takes place and, if you are under age 59 1/2 at the time, you may be subject to the 10 percent penalty tax on premature distributions. Should you or your beneficiary pledge all or any portion of your IRA as security for a loan, the portion so pledged will be treated as if distributed to you, will be included in your income, and may be subject to the 10 percent premature distribution penalty during the year in which the pledge occurred.

IX.  OTHER TAX CONSIDERATIONS

     A.  FEDERAL INCOME TAX WITHHOLDING

         Federal income tax will be withheld on amounts distributed from your IRA unless you elect not to have withholding apply. Generally, tax will be withheld at a 10 percent rate. At the time of distribution from your IRA, you will be notified of your right to elect not to have withholding apply and will be provided with the appropriate election form. If your IRA distribution is to be delivered outside of the U.S., you may elect not to have withholding apply only if you certify to the Custodian that you are not a U.S. citizen residing, overseas or a "tax avoidance expatriate" as described in Section 877 of the Internal Revenue Code. (The distribution may also be subject to state withholding laws.)

     B. DISTRIBUTION NOT ELIGIBLE FOR LUMP-SUM AVERAGING OR CAPITAL GAINS TREATMENT

         No distribution to you or anyone else from your account can qualify for capital gains treatment under the federal income tax laws or for the five- or ten-year averaging available with respect to certain lump sum distributions from other types of retirement plans. The distribution is taxed to the person receiving it as ordinary income.

     C.  GIFT TAX

         If you elect during your lifetime to have all or any part of your account payable to beneficiary at or after your death, the election will not subject you to any gift tax liability.

     D.  REPORTING FOR TAX PURPOSES

         You must report deductible IRA contributions and distributions on your tax Form 1040 or 1040A for the taxable year in which the contributions or distributions were made. If you make any nondeductible contributions, you must include the amount of such nondeductible contributions and the aggregate account balance of all your IRAs as of the end of the calendar year on Form 8606. Additional reporting is required in the event that special taxes or penalties described herein are due. You must file Form 5329 with the IRS for each taxable year in which the contribution limits are exceeded, a premature distribution takes place, less than the required minimum amount is distributed from your IRA, or excess distributions are made.

X.  IRS APPROVAL & INFORMATION

    This IRA has not been submitted to the IRS for approval as to form because it incorporates Form 5305-A issued by the IRS. This Disclosure Statement provides only a summary of the laws governing IRAs. You should consult your
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personal tax advisor or IRS Publication 590, INDIVIDUAL RETIREMENT
ARRANGEMENTS, for more detailed information. This publication is available from your local IRS office or by calling 1-800-TAX-FORMS.